FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Goode, David R.	2. Issuer Name and Ticker or Trading Symbol Norfolk Southern Corporation (NSC)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Chairman, President and CEO and Director
(Last) (First) (Middle) Three Commercial Place	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 02/03/03
(Street) Norfolk,, VA 23510-2191		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	02/03/03		A(1)		27,240	A			D
Common Stock	02/03/03		A(5)		96,000	A		502,472(2)	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Option (right to buy) granted 2003	19.625	02/03/03		A(3)		310,000		02/03/04	02/02/13	Common Stock	310,000		310,000	D
Stock Units (Deferred)		02/03/03(4)		D			33,216.6705(4)	02/03/03	02/03/03	Common Stock	33,216.6705	(4)	80,126.436	D
Restricted Stock Units		02/03/03		A(6)		64,000(6)				Common Stock	64,000	(6)	64,000	D

Explanation of Responses:

(1) Represents shares earned by the reporting person under the formula-based performance share feature of the Corporation's Long-Term Incentive Plan (a Rule 16b-3 plan).
(2) Includes 12,323 shares, the approximate number of whole shares of Common Stock estimated -- on the basis of the unit accounting system used by the Plan Administrator -- as of January 31, 2003, the last date on which a formal statement was available, to have been credited to the reporting person's account in the Norfolk Southern Corporation Thrift and Investment Plan (TIP), a trusteed 401(k) plan. In accordance with TIP's terms applicable to all participants, acquisitions were made at various times and at various prices.
(3) Reports the grant to the reporting person of option to purchase 310,000 shares of common stock under the Norfolk Southern Corporation Long-Term Incentive Plan (a Rule 16b-3 plan).
(4) Reports cash payment to the reporting person of deferred stock units based on the Fair Market Value of the Common Stock on February 3, 2003.
(5) The reporting person was awarded 96,000 shares of restricted stock under the Long-Term Incentive Plan (a Rule 16b-3 plan) on February 3, 2003. These shares will be distributed to the reporting person on the earlier of expiration of the restriction period or February 3, 2006.
(6) Reports the number of Restricted Stock Units, exempt under Section 16b(3), granted and credited to the account of the reporting person on February 3, 2003, under the terms of the Norfolk Southern Corporation Restricted Stock Unit Plan. These Units ultimately will be satisfied in cash, not in shares of common stock, upon expiration of the restricted period or on February 3, 2006, whichever is earlier.

By: /s/ Dezora M. Martin via POA for David R. Goode **Signature of Reporting Person	02/04/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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